April 16, 2021

VIA EDGAR FILING and E-MAIL: LinD@sec.gov

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: David Lin

Re:	Primis Financial Corp.

Registration Statement on Form S-3

File No. 333-255045

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Primis Financial Corp. (the “Company”) hereby requests the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above-referenced registration statement (the “Registration Statement”) and declare the Registration Statement effective under the Securities Act at 4:30 p.m., Eastern Time, on Monday, April 19, 2021, or as soon thereafter as practicable. The Company also requests the Commission to specifically confirm such effective date and time to the Company in writing.

Sincerely,

PRIMIS FINANCIAL CORP.

By:	/s/ Matthew Switzer
Name:	Matthew Switzer
Title:	Executive Vice President
and Chief Financial Officer